February 9, 2010

VIA EDGAR SUBMISSION AND FACSIMILE Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attention: John Reynolds Susann Reilly James Lopez

Re: Exopack Holding Corp. Form 10-K for Fiscal Year Ended December 31, 2008 File No. 333-136559

Dear Ladies and Gentlemen:

     On behalf of Exopack Holding Corp., a Delaware corporation (the “Company”), please find below the Company’s response to the comment contained in the letter to Jack E. Knott, dated January 26, 2010, from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 (the “Form 10-K”). For your convenience, such comment is reproduced below in bold italics.

Part III. Short-Term Incentive Compensation Management Incentive Program, page 35

1. We have reviewed your response to prior comment number two [sic] of our letter dated December 2, 2009. Please revise future filings to disclose the specific company-wide performance targets, which appear to be based on non-GAAP financial measures that are calculable from your financial statements. Similarly, it appears some performance targets are based on non-GAAP financial measures that are based on and calculable from reportable segments. Please revise future filings to disclose the specific performance targets used to determine incentive amounts or provide additional support for your confidentiality discussion. Please provide a copy of any draft disclosure to be used in future filings.

Exopack Holding Corp. 3070 Southport Road Spartanburg, SC 29302 (864) 596-7140 (864) 596-7175 fax www.exopack.com

Response:

     In response to the Staff’s comment, the Company will disclose in future filings the specific performance targets that have been established in connection with the Company’s Management Incentive Program. A draft of the disclosure relating to the Management Incentive Program that will be included in the Company’s Form 10-K for the fiscal year ended December 31, 2009, including disclosure of the relevant company-wide and divisional performance targets, is attached as Exhibit A to this letter.

* * * * *

     We hope that the foregoing has been responsive to the Staff’s comment. The Company hereby acknowledges that: (a) the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filings; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (847) 885-3975.

Very truly yours,
/s/ Jack Knott
Jack Knott
President and Chief Executive Officer

cc:	Michael Alger, Chair, Audit Committee of the Board of Directors
Jonathan D. Heard, Chief Financial Officer
Fred Taylor, PricewaterhouseCoopers LLP
Reed W. Topham, Stoel Rives LLP

EXHIBIT A DRAFT DISCLOSURE

Short-Term Incentive Compensation – Management Incentive Program

     General Structure and Operation of Management Incentive Program. The second element of our cash compensation program for Named Executive Officers is cash bonuses payable under our Management Incentive Program. The Management Incentive Program (the “MIP”) was designed to motivate Named Executive Officers to achieve designated corporate objectives. The Management Incentive Program rewards Named Executive Officers by providing for a bonus pool that is linked to achievement by the Company, and for certain officers achievement by the Company and the division of our Company managed by them, of a pre-determined target earnings before interest, taxes, depreciation, amortization and certain other adjustments (“Adjusted EBITDA”). The bonus opportunity for each Named Executive Officer is set as a fixed percentage of such Named Executive Officer’s base annual or quarterly salary, referred to as a “bonus target.” Our Board generally reviews and approves the structure of the Management Incentive Program at the beginning of each year, including the Adjusted EBITDA targets for that year and each Named Executive Officer’s bonus target. In setting the Adjusted EBITDA levels and each Named Executive Officer’s bonus target, the Board considers our strategic goals and plan, our operational and financial budget and the factors considered in determining base salaries. Under the Management Incentive Program, if the Company (and, in the case of certain officers, the division of our Company managed by them) achieves the applicable pre-determined Adjusted EBITDA target, the applicable Named Executive Officer will receive a bonus equal to the full bonus target established by the Board (i.e., his bonus target percentage multiplied by his current base annual or quarterly salary). As part of the Management Incentive Program, the Board also approves a maximum bonus opportunity upon attainment of an Adjusted EBITDA goal set at an established percentage above the primary Adjusted EBITDA target. In addition, the Board approves a threshold Adjusted EBITDA figure as a percentage of the primary Adjusted EBITDA target that must be met in order for any Named Executive Officer to be eligible for any award under the Management Incentive Program. As indicated in the tables below, the 2009 bonus opportunity for each of Mr. Knott, Mr. Vale and Mr. Heard was dependent on the Company’s overall Adjusted EBITDA, and the 2009 bonus opportunity for each of Mr. Arvanites and Mr. McDaniel was dependent primarily on the Adjusted EBITDA attributable to the division of our Company managed by such officer and, to a lesser extent, the Company’s overall Adjusted EBITDA.

     Management Incentive Program for 2009. The following table summarizes for each of our Named Executive Officers, for the first quarter of 2009(the “Q1 2009 Period”), the threshold, target and maximum bonus percentages (expressed as a percentage of an eligible portion of salary determined by the Board of Directors), the performance components upon which each Named Executive Officer’s bonus opportunity is based, and the corresponding weightings for such performance components.

Bonus Percentages, Performance Components and Weightings for Q1 2009 Period
	Threshold	Target	Maximum
	Incentive	Incentive	Incentive
	Award (% of	Award (% of	Award (% of
	Eligible	Eligible	Eligible
Executive Officer	Salary)	Salary)	Salary)	Performance Components	Weightings

Jack Knott	25.3%	50.0%	100.0%	Total Company adjusted EBITDA	100%

Tom Vale	20.2%	40.0%	80.0%	Total Company adjusted EBITDA	100%

Jonathan Heard	17.7%	35.0%	70.0%	Total Company adjusted EBITDA	100%

Robert Arvanites	17.7%	35.0%	70.0%	Paper Packaging Division Adjusted EBITDA	75%
				Total Company Adjusted EBITDA	25%

Gary McDaniel	17.7%	35.0%	70.0%	US Plastics Division Adjusted EBITDA	75%
				Total Company Adjusted EBITDA	25%

     In October of 2008, it became apparent to the Board of Directors that we would not likely achieve any of our Adjusted EBITDA targets under the 2008 MIP due to the significant economic downturn. Accordingly, in order to continue to appropriately incentivize our executives and key employees, the Board of Directors amended the MIP to focus executives and key employees on Adjusted EBITDA targets for the fourth quarter of 2008 (the “Q4 2008 Period’) and the Q1 2009Period. For purposes of calculating the bonus opportunity for each period, the Board of Directors selected an eligible portion of salary for each period to be applied against the applicable bonus percentages. The eligible salary for the Q4 2008 Period for each Named Executive Officer was defined as 50% of such officer’s base salary in effect at December 31, 2008 and the eligible salary for the Q1 2009 Period for each Named Executive Officer was defined as 75% of such officer’s base salary in effect at March 31, 2009. None of our Named Executive Officers received MIP bonuses for the nine-month period ended September 30, 2008.

     At the end of the first quarter of 2009, the Board of Directors established bonus percentages, performance components, corresponding weightings and Adjusted EBITDA targets for the second quarter of 2009 (the “Q2 2009 Period”), the third quarter of 2009 (the “Q3 2009 Period”) and the fourth quarter of 2009 (the “Q4 2009 Period”). The following table summarizes for each of our Named Executive Officers the threshold, target and maximum bonus percentages (expressed as a percentage of salary attributable to the applicable quarterly period), the performance components upon which each Named Executive Officer’s bonus opportunity is based, and the corresponding weightings for such performance components, for each of the Q2 2009 Period, the Q3 2009 Period and the Q4 2009 Period. To be clear, each Named Executive Officer had a separate bonus opportunity for each period, but all three periods are presented in one table because the bonus percentages, the performance components and the corresponding weightings were the same for each period.

Bonus Percentages, Performance Components and Weightings for Q2 2009 Period, Q3 2009 Period and Q4 2009 Period
	Threshold		Maximum
	Incentive Award	Target Incentive	Incentive Award
	(% of Quarterly	Award (% of	(% of Quarterly
Executive Officer	Salary)	Quarterly Salary)	Salary)	Performance Components	Weightings

Jack Knott	27.8%	55.0%	110.0%	Total Company Adjusted EBITDA	100%

Tom Vale	22.7%	45.0%	90.0%	Total Company Adjusted EBITDA	100%

Jonathan Heard	20.2%	40.0%	80.0%	Total Company Adjusted EBITDA	100%

Robert Arvanites (1)	20.2%	40.0%	80.0%	Paper Packaging/Pet Food & Specialty Division Adjusted EBITDA	75%
				Total Company Adjusted EBITDA	25%

Gary McDaniel (2)	20.2%	40.0%	80.0%	US Plastics Division Adjusted EBITDA	75%
				Total Company Adjusted EBITDA	25%

(1) Effective July 1, 2009, the Company implemented an internal organizational change to move from a concentration on product lines to a concentration on markets. As a result of this change, Mr. Arvanites became head of the Pet Food and Specialty Division on this date and his incentive awards for the Q3 2009 Period and the Q4 2009 Period were based upon Pet Food results.

(2) Mr. McDaniel became head of the Food and Specialty Division on July 1, 2009, however, his incentive awards for the Q3 2009 Period and the Q4 2009 Period remained based upon US Plastics Division results.

     For each quarter in 2009, in order for our Named Executive Officers to earn the maximum possible quarterly bonus for the overall Company Adjusted EBITDA component and, if applicable, the relevant divisional Adjusted EBITDA component, we were required to achieve approximately 115% of the applicable Adjusted EBITDA target established for the applicable quarter. In order for our Named Executive Officers to earn 100% of the target quarterly bonus for each of the applicable performance components, we were required to achieve 100% of the applicable Adjusted EBITDA target established for the applicable quarter. We were required to achieve 85% of the applicable Adjusted EBITDA target in order for any Named Executive Officer to be eligible for any bonus with respect to the applicable performance component. For each one percentage point that the applicable Adjusted EBITDA failed to achieve the relevant Adjusted EBITDA target (subject to a floor of 85% of the relevant Adjusted EBITDA target), each applicable Named Executive Officer’s bonus was reduced by 3.3%. For each one percentage point that the applicable Adjusted EBITDA exceeded the Adjusted EBITDA target (subject to a ceiling of approximately 115% of the relevant Adjusted EBITDA target), each applicable Named Executive Officer’s bonus was increased by 6.6%. The following table summarizes for each quarter in 2009 the Adjusted EBITDA targets that were established by the Board of Directors and our actual Adjusted EBITDA achievement, in each case for the overall Company, for the Paper Packaging/Pet Food Division and for the US Plastics Division for each quarter in 2009.

Adjusted EBITDA Targets and Actual Adjusted EBITDA Achievement for Each Quarter in 2009
	Adjusted		Adjusted EBITDA	Actual Adjusted	Adjusted
	EBITDA Target	Actual Adjusted	Target for Paper	EBITDA for Paper	EBITDA Target	Actual Adjusted
	for Total	EBITDA for	Packaging/Pet Food	Packaging/Pet Food	for US Plastics	EBITDA for US
	Company	Total Company	& Specialty Division	& Specialty Division	Division	Plastics Division
Q1 2009 Period	$17,145	$18,018	$9,313	$9,802	$6,687	$8,743
Q2 2009 Period	18,005	16,370	9,678	7,685	6,731	7,398
Q3 2009 Period	18,102	15,516	8,275	7,496	6,176	6,495
Q4 2009 Period	18,815	*	9,365	*	7,273	*

     *- This number has not yet been finalized and will be provided in the final disclosure included in the upcoming Form 10-K.

     Based on the level of achievement of applicable Adjusted EBITDA targets summarized in the table immediately above and the bonus percentages and weightings of performance components summarized above, the following table sets forth the cash bonuses that we paid to each of our Named Executive Officers under the Management Incentive Program for each quarter in 2009.

2009 MIP Bonuses Earned by Named Executive Officers
	Q1 2009 Period	Q2 2009 Period	Q3 2009 Period	Q4 2009 Period (1)
Jack Knott	$249,375	$48,331	$36,987	*
Tom Vale	179,550	35,589	27,236	*
Jonathan Heard	87,281	17,575	13,450	*
Robert Arvanites	90,772	4,570	17,205	*
Gary McDaniel (2)	149,119	44,043	35,092	*

(1) The Q4 2009 Period bonuses were earned in the fourth quarter of 2009 but payable by their terms during the first quarter of 2010.

(2) On December 2, 2009, the position held by Mr. McDaniel was eliminated, and therefore, Mr. McDaniel separated from the Company effective immediately. Mr. McDaniel’s MIP bonus for the Q4 2009 Period was pro-rated based upon his termination date.

*- This number has not yet been finalized and will be provided in the final disclosure included in the upcoming Form 10-K.

     Adjusted EBITDA. The Board of Directors believes that Adjusted EBITDA is an appropriate measure for the primary financial goal of aligning the interests of management with the interests of the Company’s security holders. The Adjusted EBITDA measures used in connection with the Management Incentive Program are adjusted on the same basis and for the same factors as the adjusted EBITDA discussed in our quarterly earnings calls. Specifically, Adjusted EBITDA is calculated by adjusting net income (loss) to exclude interest, income taxes, depreciation and amortization, severance, restructuring and plant closure costs, gains and losses on disposition of assets, transition costs related to acquisitions, management fees, stock compensation costs, certain process improvement consulting, costs associated with being a public company, pension expense and certain insurance recoveries. Adjusted EBITDA provides an indicator of general economic performance that is not affected by debt restructurings, fluctuations in interest rates or effective tax rates, or levels of depreciation or amortization. Accordingly, the Board of Directors and our management believe that this measurement is useful for comparing general operating performance from period to period.

     Board Discretion. Our Board of Directors has the authority to change the design of the Management Incentive Program at any time.